EXHIBIT 12.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$4,770	$5,379	$3,931	$5,993	$5,977
Fixed charges	11,967	7,871	4,403	4,687	5,842
	$16,737	$13,250	$8,334	$10,680	$11,819
Fixed charges(1):
Interest expense	$11,786	$7,702	$4,234	$4,534	$5,726
Estimated interest component of net rental expense	181	169	169	153	116
	$11,967	$7,871	$4,403	$4,687	$5,842
Ratio of earnings to fixed charges	1.40	1.68	1.89	2.28	2.02
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$4,770	$5,379	$3,931	$5,993	$5,977
Fixed charges	5,704	4,143	2,360	2,522	3,181
	$10,474	$9,522	$6,291	$8,515	$9,158
Fixed charges(1):
Interest expense	$11,786	$7,702	$4,234	$4,534	$5,726
Less: interest on deposits	(6,263)	(3,728)	(2,043)	(2,165)	(2,661)
Estimated interest component of net rental expense	181	169	169	153	116
	$5,704	$4,143	$2,360	$2,522	$3,181
Ratio of earnings to fixed charges	1.84	2.30	2.67	3.38	2.88

(1)          As defined in Item 503(d) of Regulation S-K